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                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                               September 2, 2003
                                                            Corporate Disclosure

                              HANARO TELECOM, INC.
             ACQUISITION (REDEMPTION) OF BONDS WITH WARRANTS ("BW")
                          UPON EXERCISE OF PUT OPTION

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
                                                                                     Type        Non-bearer, non guaranteed,
Details of BW                                                                                    detachable Euro Bonds with
                                         Type                 Series No.    18                   Warrants

                                     Date of issue                                               February 26, 2002
                                    Classification                                               Overseas Issuance

Total amount of BW issued    Amount in USD                                                                               100,000,000
                             Amount in KRW                                                                           132,120,000,000
                             Exchange rate (KRW/USD)                                                                         1321.20
Total amount of Bonds only   Total acquisition amount                                                                132,393,600,906
                             Total face value                                                                        132,120,000,000

Ground of acquisition                            Redemption upon exercise of put option by the holders of BWs.

Source of acquisition                            Internal funds & proceeds from the issuance of commercial papers

Method of acquisition                            Acquisition through the outside market

                                                 1. The acquisition hereto is an early redemption of the BW due to the exercise of put option by the holders of BWs.

                                                 2. The total redemption amount is the sum of US$112,236,900, which is 112.2369% of the face value amount of the bonds, and US$196,414.57 of interest accrued for the
Others                                           delayed redemption, each calculated using the exchange rate of KRW1177.53/US$.

                                                 3. Date of redemption : September 2, 2003

                                                 4. As the warrants attaching to the BW hereto are detachable, US$15,000,000 of warrants still exist after the redemption of the bonds.

                                                 5. Date of relevant local filing : August 26, 2003
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